Vista Outdoor Inc.

262 N University Drive

Farmington, UT 84025

(801) 447-3000

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

August 25, 2016

Vista Outdoor Inc.
Registration Statement on Form S-4
File No. 333-213083

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vista Outdoor Inc. (the “Issuer”), and each of the subsidiaries of the Issuer listed on Annex A to this letter (the “Guarantors” and, together with the Issuer, the “Registrants”) hereby request that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 3:00 p.m., New York City time, on August 26, 2016, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act.  In connection with the foregoing request, the Registrants further acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Craig F. Arcella, at (212) 474-1024 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

VISTA OUTDOOR INC.

By	/s/ Scott D. Chaplin
	Name:	Scott D. Chaplin
	Title:	Senior Vice President, General Counsel and Secretary

ADVANCED ARROW S.DE R.L. DE C.V.
BEE STINGER, LLC
BOLLÉ AMERICA, INC.
BOLLÉ INC.
BUSHNELL GROUP HOLDINGS, INC.
BUSHNELL HOLDINGS, INC.
BUSHNELL INC.
CALIBER COMPANY
CAMELBAK ACQUISITION CORP.
CAMELBAK PRODUCTS, LLC
DOUBLE BULL ARCHERY, INC.
EAGLE INDUSTRIES UNLIMITED, INC.
EAGLE MAYAGUEZ, LLC
EAGLE NEW BEDFORD, INC.
FEDERAL CARTRIDGE COMPANY
GOLD TIP, LLC
HYDROSPORT, S. DE R.L. DE C.V.
JIMMY STYKS LLC
MICHAELS OF OREGON CO.
MIKE’S HOLDING COMPANY
MILLETT INDUSTRIES
NIGHT OPTICS USA, INC.
OLD WSR, INC.
OPT HOLDINGS, INC.
PRIMOS, INC.
SAVAGE ARMS, INC.
SAVAGE RANGE SYSTEMS, INC.
SAVAGE SPORTS CORPORATION
SAVAGE SPORTS HOLDINGS, INC.
SERENGETI EYEWEAR, INC.
STONEY POINT PRODUCTS INC.
TASCO HOLDINGS, INC.
TASCO OPTICS CORPORATION
VISTA COMMERCIAL AMMUNITION
COMPANY INC.
VISTA COMMERCIAL AMMUNITION
HOLDINGS COMPANY INC.
VISTA OUTDOOR OPERATIONS LLC
VISTA OUTDOOR SALES LLC

By	/s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: Secretary of each of the above named Guarantors

ANNEX A

Guarantors

Advanced Arrow S.de R.L. de C.V.

Bee Stinger, LLC

Bollé America, Inc.

Bollé Inc.

Bushnell Group Holdings, Inc.

Bushnell Holdings, Inc.

Bushnell Inc.

Caliber Company

CamelBak Acquisition Corp.

CamelBak Products, LLC

Double Bull Archery, Inc.

Eagle Industries Unlimited, Inc.

Eagle Mayaguez, LLC

Eagle New Bedford, Inc.

Federal Cartridge Company

Gold Tip, LLC

Hydrosport, S. de R.L. de C.V.

Jimmy Styks LLC

Michaels of Oregon Co.

Mike’s Holding Company

Millett Industries

Night Optics USA, Inc.

Old WSR, Inc.

OPT Holdings, Inc.

Primos, Inc.

Savage Arms, Inc.

Savage Range Systems, Inc.

Savage Sports Corporation

Savage Sports Holdings, Inc.

Serengeti Eyewear, Inc.

Stoney Point Products Inc.

Tasco Holdings, Inc.

Tasco Optics Corporation

Vista Commercial Ammunition Company Inc.

Vista Commercial Ammunition Holdings Company Inc.

Vista Outdoor Operations LLC

Vista Outdoor Sales LLC